Rodman & Renshaw LLC
1270 Avenue of the Americas, 16th Floor
New York, New York 10020

March 28, 2006

VIA TELECOPY (202) 551-3389
Mr. John D. Reynolds
United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3651

RE:	Phoenix India Acquisition Corp. (the “Company”) Registration Statement on Form S-1 (File No. 333-128008) (the “Registration Statement”)

Dear Mr. Reynolds:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Phoenix India Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated March 3, 2006, were distributed on or after March 3, 2006, as follows:

600 to individual investors

8 to NASD members (which included 8 prospective underwriters and selected dealers; and

200 to institutions

The undersigned has been informed by the participating dealers that in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated March 3, 2006, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

Rodman & Renshaw, LLC

By:	/s/ Edward Rubin
Edward Rubin
Managing Director